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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

SYNIVERSE HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87163F 10 6

(CUSIP Number)

Collin E. Roche

GTCR Golder Rauner, L.L.C.

6100 Sears Tower

Chicago, Illinois 60606-6402

(312) 382-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Stephen L. Ritchie, P.C.

Kirkland & Ellis LLP

200 E. Randolph Drive

Chicago, Illinois 60601

(312) 861-2000

February 26, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Page 1 of 26 Pages

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 26 Pages

CUSIP No. 87163F 10 6	13D	Page 3 of 26 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GTCR Fund VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 10,289,697(1)
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 10,289,697(1)
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,289,697(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	On February 26, 2008 GTCR Fund VII, L.P. distributed 1,950,155 shares of Common Stock to its partners in a pro rata distribution for no consideration, including a distribution of 219,383 shares of Common Stock to its general partner, GTCR Partners VII, L.P.

CUSIP No. 87163F 10 6	13D	Page 4 of 26 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GTCR Partners VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 89,998(1)
8 SHARED VOTING POWER 15,427,523(2)
9 SOLE DISPOSITIVE POWER 89,998(1)
10 SHARED DISPOSITIVE POWER 15,427,523(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,517,521(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Consists of shares of Common Stock held directly as a result of the distributions by GTCR Fund VII, L.P. and GTCR Fund VII/A, L.P. on February 26, 2008.

CUSIP No. 87163F 10 6	13D	Page 5 of 26 Pages

(2)	Consists of shares of Common Stock beneficially owned solely in its capacity as general partner of GTCR Fund VII, L.P. and GTCR Fund VII/A, L.P.

CUSIP No. 87163F 10 6	13D	Page 6 of 26 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GTCR Fund VII/A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,137,826(1)
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 5,137,826(1)
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,137,826(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	On February 26, 2008 GTCR Fund VII/A, L.P. distributed 973,747 shares of Common Stock to its partners in a pro rata distribution for no consideration, including a distribution of 184,150 shares of Common Stock to its general partner, GTCR Partners VII, L.P.

CUSIP No. 87163F 10 6	13D	Page 7 of 26 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GTCR Co-Invest, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 141,239(1)
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 141,239(1)
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,239(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.21%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	On February 26, 2008 GTCR Co-Invest, L.P. distributed 26,769 shares of Common Stock to its partners in a pro rata distribution for no consideration, including a distribution of 4,653 shares of Common Stock to its general partner, GTCR Golder Rauner, L.L.C.

CUSIP No. 87163F 10 6	13D	Page 8 of 26 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GTCR Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 260,277(1)
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 260,277(1)
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,277(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.38%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	On February 26, 2008 GTCR Capital Partners, L.P. distributed 49,329 shares of Common Stock to its partners in a pro rata distribution for no consideration, including a distribution of 1,096 shares of Common Stock to its general partner, GTCR Mezzanine Partners, L.P.

CUSIP No. 87163F 10 6	13D	Page 9 of 26 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GTCR Mezzanine Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 116(1)
8 SHARED VOTING POWER 260,277(2)
9 SOLE DISPOSITIVE POWER 116(1)
10 SHARED DISPOSITIVE POWER 260,277(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,393(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.38%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Consists of shares of Common Stock held directly as a result of the distribution by GTCR Capital Partners, L.P. on February 26, 2008.
(2)	Consists of shares of Common Stock beneficially owned solely in its capacity as general partner of GTCR Capital Partners, L.P.

CUSIP No. 87163F 10 6	13D	Page 10 of 26 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GTCR Partners VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 260,393(1)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 260,393(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,393(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.38%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Consists of shares of Common Stock beneficially owned solely in its capacity as general partner of GTCR Mezzanine Partners, L.P.

CUSIP No. 87163F 10 6	13D	Page 11 of 26 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GTCR Golder Rauner, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 875(1)
8 SHARED VOTING POWER 15,919,153(2)
9 SOLE DISPOSITIVE POWER 875(1)
10 SHARED DISPOSITIVE POWER 15,919,153(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,920,028(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Consists of shares of Common Stock held directly as a result of the distribution by GTCR Co-Invest, L.P. on February 26, 2008.
(2)	Consists of shares of Common Stock beneficially owned solely in its capacity as general partner of GTCR Partners VII, L.P., GTCR Co-Invest, L.P. and GTCR Partners VI, L.P.

Item 1.	Security and Issuer.

The class of equity security to which this statement relates is the common stock, par value $0.001 per share (the “Common Stock”), of Syniverse Holdings, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices at One Tampa City Center, Suite 700, Tampa, FL 33602-5157.

Item 2.	Identity and Background.

(a) This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) GTCR Fund VII, L.P., a Delaware limited partnership (“Fund VII”), by virtue of its direct beneficial ownership of Common Stock; (ii) GTCR Fund VII/A, L.P., a Delaware limited partnership (“Fund VII/A”), by virtue of its direct beneficial ownership of Common Stock; (iii) GTCR Co-Invest, L.P., a Delaware limited partnership (“Co-Invest”), by virtue of its direct beneficial ownership of Common Stock; (iv) GTCR Capital Partners, L.P., a Delaware limited partnership (“Capital Partners” and together with Fund VII, Fund VII/A and Co-Invest, the “GTCR Funds”), by virtue of its direct beneficial ownership of Common Stock; (v) GTCR Partners VII, L.P., a Delaware limited partnership (“GTCR Partners VII”), by virtue of it being the general partner of Fund VII and Fund VII/A; (vi) GTCR Mezzanine Partners, L.P., a Delaware limited partnership (“Mezzanine Partners”), by virtue of it being the general partner of Capital Partners; (vii) GTCR Partners VI, L.P., a Delaware limited partnership (“GTCR Partners VI”), by virtue of it being the general partner of Mezzanine Partners; and (viii) GTCR Golder Rauner, L.L.C., a Delaware limited liability company (“GTCR”), by virtue of it being the general partner of GTCR Partners VII, Co-Invest and GTCR Partners VI. Fund VII, Fund VII/A, Co-Invest, Capital Partners, GTCR Partners VII, Mezzanine Partners, GTCR Partners VI and GTCR are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Certain information required by this Item 2 concerning the executive officers and members of GTCR is set forth on Schedule A attached hereto, which is incorporated herein by reference. GTCR is managed by its members.

(b) The address of the principal business and principal office of each of the Reporting Persons is 6100 Sears Tower, Chicago, IL 60606.

(c) The principal business of Capital Partners, Mezzanine Partners (as general partner to Capital Partners), GTCR Partners VI (as general partner of Mezzanine Partners) and GTCR (as general partner of GTCR Partners VI) is to lend money on a subordinated basis to business organizations, with the principal objective being interest income and the return of capital. The principal business of each of the other Reporting Persons, including GTCR as general partner of GTCR Partners VII and Co-Invest, is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested.

Page 12 of 26 Pages

(d) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All individuals named in Schedule A to this statement are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 14, 2002, Fund VII acquired 145,692.51 Class B Preferred Units and 45,638,142.16 Common Units of Syniverse Holdings, L.L.C. (“Holdings LLC”) for an aggregate purchase price of $147,212,263.68, Fund VII/A acquired 72,846.26 Class B Preferred Units and 22,819,071.08 Common Units of Holdings LLC for an aggregate purchase price of $73,606,131.84 and Co-Invest acquired 2,000.73 Class B Preferred Units and 626,729.53 Common Units of Holdings LLC for an aggregate purchase price of $2,021,604.48 pursuant to a Unit Purchase Agreement, dated February 14, 2002, by and among Fund VII, Fund VII/A, Co-Invest and Holdings LLC (the “Unit Purchase Agreement”). The purchase price for the Class B Preferred Units was $1,000 per unit and the purchase price for the Common Units was $0.0333 per unit.

On February 14, 2002, Capital Partners, Holdings LLC, Fund VII, Fund VII/A, Co-Invest and Snowlake Investment Pte Ltd (“Snowlake”) entered into an inducement agreement (the “Inducement Agreement”) pursuant to which Fund VII transferred and assigned to Capital Partners 2,117.41 of its Class B Preferred Units and 663,277.97 of its Common Units of Holdings LLC, Fund VII/A transferred and assigned to Capital Partners 1,058.70 of its Class B Preferred Units and 331,638.98 of its Common Units of Holdings LLC, Co-Invest transferred and assigned to Capital Partners 29.08 of its Class B Preferred Units and 9,108.52 of its Common Units of Holdings LLC and Snowlake transferred and assigned to Capital Partners 431.50 of its Class B Preferred Units and 135,167.67 of its Common Units of Holdings LLC.

There were no subsequent purchases of securities under the Unit Purchase Agreement or the Inducement Agreement. Each of these agreements has been terminated pursuant to the dissolution agreement as described below.

On February 14, 2002, Fund VII, Fund VII/A, Co-Invest and Capital Partners (collectively, the “GTCR Funds”) and certain other investors, including officers of the Issuer, entered into a limited liability company agreement governing the affairs of Holdings LLC which, before its dissolution on February 15, 2005, held all of the outstanding shares of the Issuer’s Class A Cumulative Redeemable Stock, par value $0.01 per share (the “Class A Preferred Stock”), and Common Stock.

Pursuant to a Stock Purchase Agreement, dated as of February 14, 2002, between Holdings LLC and the Issuer (the “Stock Purchase Agreement”), Holdings LLC purchased 99,000,000 shares of Common Stock at a price of $0.13 per share and 240,479.7 shares of Class A Preferred Stock at a price of $1,000 per share. As of February 9, 2005, Holdings LLC held all of the outstanding shares of Class A Preferred Stock and Common Stock of the Issuer. The source of the funds used to acquire such shares of the Issuer was internal capital of the unitholders of Holdings LLC as described above.

Page 13 of 26 Pages

Pursuant to a Dissolution Agreement, dated February 9, 2005, by and among the Issuer, Holdings LLC and certain members of Holdings LLC (the “Dissolution Agreement”), Holdings LLC distributed all of its assets, which consisted solely of Class A Preferred Stock and Common Stock, to the members of Holdings LLC and subsequently dissolved.

A copy of the Stock Purchase Agreement, the Unit Purchase Agreement, the Inducement Agreement and the Dissolution Agreement are filed as exhibits hereto and are incorporated herein by reference. The summary of these agreements and documents and the agreements referred to elsewhere in this statement and incorporated herein by reference are not intended to be complete and are qualified in their entirety by reference to the detailed provisions of such agreements and documents.

Item 4.	Purpose of Transaction.

The GTCR Funds hold the Common Stock for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the GTCR Funds may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer. GTCR Partners VII, Mezzanine Partners and GTCR intend to sell the shares of Common Stock distributed to them on February 26, 2008. On March 5, 6 and 7 of 2008, GTCR Partners VII, Mezzanine Partners and GTCR (i) distributed 183,278, 812 and 3,193 shares to their partners (including 676 shares distributed by GTCR Partners VII to GTCR) and (ii) sold 130,257, 168 and 1,261 shares, respectively.

Except as set forth in the preceding paragraph and in Item 6 of this Schedule 13D, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

The information set forth in Item 3, Item 5 and Item 6 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)(i) Fund VII is the direct beneficial owner of 10,289,697 shares of Common Stock, or approximately 15.1% of the Common Stock as of the date of this statement (assuming there are 68,301,689 shares of Common Stock outstanding as of November 5, 2007 as reported in the Issuer’s Form 10-Q filed on September 30, 2007). Fund VII/A is the direct beneficial owner of 5,137,826 shares of Common Stock, or approximately 7.5% of the Common Stock as of the date of this statement. Co-Invest is the direct beneficial owner of 141,239 shares of Common Stock, or approximately 0.21% of the Common Stock as of the date of this statement. Capital Partners is the direct beneficial owner of 260,277 shares of Common Stock, or approximately 0.38% of the Common Stock as of the date of this statement.

(ii) By virtue of the relationship among Fund VII, Fund VII/A and GTCR Partners VII described in Item 2, GTCR Partners VII may be deemed to possess indirect beneficial ownership of the Common Stock beneficially owned by Fund VII and Fund VII/A. By virtue of the relationship between Capital Partners, Mezzanine Partners and GTCR Partners VI described in Item 2, Mezzanine Partners and GTCR Partners VI may be deemed to possess indirect beneficial ownership of the Common Stock beneficially owned by Capital Partners. By virtue of the relationship among Fund VII, Fund VII/A,

Page 14 of 26 Pages

Co-Invest, Capital Partners and GTCR described in Item 2, GTCR may be deemed to possess indirect beneficial ownership of the Common Stock beneficially owned by Fund VII, Fund VII/A, Co-Invest and Capital Partners.

(iii) The filing of this statement by GTCR Partners VII, Mezzanine Partners, GTCR Partners VI and GTCR shall not be construed as an admission that any of such parties is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities described in Item 5, paragraph (a)(i).

(b)(i)	Fund VII has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 10,289,697 shares of Common Stock, or approximately 15.1% of the Common Stock as of the date of this statement. Fund VII/A has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 5,137,826 shares of Common Stock, or approximately 7.5% of the Common Stock as of the date of this statement. Co-Invest has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 141,239 shares of Common Stock, or approximately 0.21% of the Common Stock as of the date of this statement. Capital Partners has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 260,277 shares of Common Stock, or approximately 0.38% of the Common Stock as of the date of this statement.

(ii) By virtue of the relationship among Fund VII, Fund VII/A and GTCR Partners VII described in Item 2, GTCR Partners VII may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by Fund VII and Fund VII/A. By virtue of the relationship among Capital Partners, Mezzanine Partners and GTCR Partners VI described in Item 2, Mezzanine Partners and GTCR Partners VI may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by GTCR Capital. By virtue of the relationship among Fund VII, Fund VII/A, Co-Invest, Capital Partners and GTCR described in Item 2, GTCR may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose or direct the disposition of the shares of Common Stock beneficially owned by Fund VII, Fund VII/A, Co-Invest and Capital Partners.

(iii) As a result of the distribution on February 26, 2008, as well as subsequent distributions and sales described in paragraph (c) of this Item 5, GTCR Partners VII may be deemed to have the sole power to direct the voting and disposition of the 89,998 shares of Common Stock, Mezzanine Partners may be deemed to have the sole power to direct the voting and disposition of the 116 shares of Common Stock and GTCR may be deemed to have the sole power to direct the voting and disposition of the 875 shares of Common Stock.

(iv) Except as described in the preceding paragraph, the filing of this statement by GTCR Partners VII, Mezzanine Partners, GTCR Partners VI and GTCR shall not be construed as an admission that any of such parties is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities described in Item 5, paragraph (b)(i).

(c)	On February 26, 2008, Fund VII, Fund VII/A, Co-Invest and Capital Partners made a pro-rata, in-kind distribution of an aggregate of 3,000,000 shares of Common Stock to their respective partners. Fund VII distributed 219,383 shares of Common Stock to its

Page 15 of 26 Pages

general partner, GTCR Partners VII, and 1,730,772 shares of Common Stock to its limited partners; Fund VII/A distributed 184,150 shares of Common Stock to its general partner, GTCR Partners VII, and 789,597 shares of Common Stock to its limited partners; Co-Invest distributed 4,653 shares of Common Stock to its general partner, GTCR, and 22,116 shares of Common Stock to its limited partners and Capital Partners distributed 1,096 shares of Common Stock to its general partner, Mezzanine Partners, and 48,233 shares of Common Stock to its limited partners. On March 5, 6 and 7 of 2008, GTCR Partners VII, Mezzanine Partners and GTCR (i) distributed 183,278, 812 and 3,193 shares to their partners (including 676 shares distributed by GTCR Partners VII to GTCR) and (ii) sold 130,257, 168 and 1,261 shares, respectively.

(d)	Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)	Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons, the Issuer and certain of the Issuer’s executive officers and other investors of the Issuer are parties to a Registration Agreement, dated as of February 14, 2002 (the “Registration Agreement”). This agreement grants the holders of a majority of the Issuer’s Common Stock that are issued to Fund VII, Fund VII/A, Co-Invest and Capital Partners and are registrable securities under the Registration Agreement, the right, at any time, to demand that the Issuer file a registration statement with the Commission to register all or part of such holders’ Common Stock. A copy of the Registration Agreement has been filed as an exhibit hereto and is incorporated herein by reference.

In connection with the dissolution of Holdings LLC and the Issuer’s initial public offering of Common Stock, the Stock Purchase Agreement was amended so that, among other things, the Issuer is no longer obligated to obtain the consent of Fund VII before taking certain extraordinary corporate actions. Pursuant to Amendment No. 1 to the Stock Purchase Agreement, dated February 9, 2005, among Holdings LLC, the Issuer and the GTCR Funds, the GTCR Funds will be permitted to designate a representative to the Issuer’s governance and nominating committee and its compensation committee so long as the GTCR Funds own 37.5% of the Issuer’s common stock that they owned as of the completion of the Issuer’s initial public offering and there is no prohibition against a GTCR Fund designee serving on such committees under applicable law or under the rules of the New York Stock Exchange. The amended stock purchase agreement also requires the Issuer to obtain the consent of the GTCR Funds before issuing stock-based compensation to certain of the Issuer’s executive officers. The rights of the GTCR Funds under such provision will terminate when the GTCR Funds cease to own at least 50.0% of the common stock that they owned as of the completion of the Issuer’s initial public offering. Such termination of rights occurred on November 7, 2007 in connection with the secondary offering described below. A copy of Amendment No. 1 to the Stock Purchase Agreement has been filed as an exhibit hereto and is incorporated herein by reference.

Pursuant to the Issuer’s Second Amended and Restated Certificate of Incorporation (the “Restated Certificate”) filed with the Delaware Secretary of State on February 9, 2005, each share of Class A Preferred Stock that had not been previously redeemed with the proceeds from the Issuer’s initial public offering of its Common Stock was converted on March 28, 2005 into the number of shares of Common Stock obtained by dividing (1) the sum of (a) $1,000 and (b) any accrued and unpaid dividends through

Page 16 of 26 Pages

February 9, 2005 by (2) the per share initial public offering price of the Common Stock, which is $16.00. A copy of the Restated Certificate has been filed as an exhibit hereto and is incorporated herein by reference.

Pursuant to the closing of transactions contemplated by that certain Underwriting Agreement, dated as of November 1, 2007, among the Issuer, Syniverse Technologies, Inc., Deutsche Bank Securities, Inc. and Lehman Brothers, Inc., as representatives to the additional underwriters named therein, GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P. and the other selling stockholders named therein (the “Underwriting Agreement”), the Reporting Persons sold 17,883,404 shares of Common Stock on November 7, 2007 and an additional 2,682,512 shares of Common Stock on November 19, 2007 pursuant to the underwriters’ exercise of an over-allotment option granted to them in the Underwriting Agreement (collectively, the “Shares”). The Underwriters purchased the Shares from the Reporting Persons at a purchase price of $14.84125 per share that resulted in total proceeds to the Reporting Persons of $305,223,900 (including proceeds from the exercise in full of the over-allotment option). The Underwriting Agreement was previously filed as an exhibit to the Schedule 13D/A filed on November 14, 2007 and is incorporated herein by reference.

Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement among the Reporting Persons dated as of March 11, 2008.

Exhibit 2	Powers of Attorney for the Reporting Persons, dated February 8, 2005. Previously filed in connection with the Reporting Persons’ Form 3s dated February 9, 2005.*

Exhibit 3	Stock Purchase Agreement, dated as of February 14, 2002, among Syniverse Holdings, LLC and Syniverse Holdings, Inc. (1)

Exhibit 4	Unit Purchase Agreement, dated February 14, 2002, among GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P. and Syniverse Holdings, LLC. (1)

Exhibit 5	Inducement Agreement, dated February 14, 2002, among GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P., Snowlake Investment Pte Ltd and Syniverse Holdings, LLC. (1)

Exhibit 6	Amendment No. 1 to Limited Liability Company Agreement and Dissolution Agreement, dated February 9, 2005, among Syniverse Holdings, Inc., Syniverse Holdings, LLC and certain members of Syniverse Holdings, LLC. (2)

Exhibit 7	Registration Agreement, dated as of February 14, 2002, among Syniverse Holdings, LLC and each of its members. (1)

Exhibit 8	Amendment No. 1 to the Stock Purchase Agreement, dated February 9, 2005, among Syniverse Holdings, Inc., Syniverse Holdings, LLC, GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Capital Partners, L.P. and GTCR Co-Invest, L.P. (2)

Exhibit 9	Second Amended and Restated Certificate of Incorporation of Syniverse Holdings, Inc., dated February 9, 2005. (3)

Exhibit 10	Underwriting Agreement, dated November 1, 2007, by and among Syniverse Holdings, Inc., Syniverse Technologies, Inc., Deutsche Bank Securities Inc. and Lehman Brothers Inc., as representatives to the underwriters named therein, GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P. and the other

Page 17 of 26 Pages

selling stockholders named therein. Previously filed with the Reporting Persons’ Schedule 13D/A filed on November 14, 2007.*

*	Previously filed.
(1)	Incorporated by reference to Syniverse Holdings, Inc.’s Registration Statement on Form S-4 (Registration No. 333-88168).
(2)	Incorporated by reference to Syniverse Holdings, LLC and Syniverse Technologies, Inc.’s Current Report on Form 8-K dated February 7, 2005 (File No. 333-88168-1).
(3)	Incorporated by reference to Syniverse Holdings, Inc.’s Registration Statement on Form S-1 (Registration No. 333-120444).

Page 18 of 26 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2008

GTCR FUND VII, L.P.

By:	GTCR Partners VII, L.P.
Its:	General Partner

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Jody S. Gale
Name:	Jody S. Gale
Its:	Attorney-in-Fact

GTCR FUND VII/A, L.P.

By:	GTCR Partners VII, L.P.
Its:	General Partner

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Jody S. Gale
Name:	Jody S. Gale
Its:	Attorney-in-Fact

GTCR CO-INVEST, L.P.

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Jody S. Gale
Name:	Jody S. Gale
Its:	Attorney-in-Fact

Page 19 of 26 Pages

GTCR CAPITAL PARTNERS, L.P.

By:	GTCR Mezzanine Partners, L.P.
Its:	General Partner

By:	GTCR Partners VI, L.P.
Its:	General Partner

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Jody S. Gale
Name:	Jody S. Gale
Its:	Attorney-in-Fact

GTCR MEZZANINE PARTNERS, L.P.

By:	GTCR Partners VI, L.P.
Its:	General Partner

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Jody S. Gale
Name:	Jody S. Gale
Its:	Attorney-in-Fact

GTCR PARTNERS VI, L.P.

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Jody S. Gale
Name:	Jody S. Gale
Its:	Attorney-in-Fact

GTCR PARTNERS VII, L.P.

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Jody S. Gale
Name:	Jody S. Gale
Its:	Attorney-in-Fact

Page 20 of 26 Pages

GTCR GOLDER RAUNER, L.L.C.

By:	/s/ Jody S. Gale
Name:	Jody S. Gale
Its:	Attorney-in-Fact

Page 21 of 26 Pages

EXHIBIT INDEX

Exhibit No.
Exhibit 1	Joint Filing Agreement among the Reporting Persons dated as of March 11, 2008.

Exhibit 2	Powers of Attorney for the Reporting Persons, dated February 8, 2005. Previously filed in connection with the Reporting Persons’ Form 3s dated February 9, 2005.*

Exhibit 3	Stock Purchase Agreement, dated as of February 14, 2002, among Syniverse Holdings, LLC and Syniverse Holdings, Inc.(1)

Exhibit 4	Unit Purchase Agreement, dated February 14, 2002, among GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P. and Syniverse Holdings, LLC.(1)

Exhibit 5	Inducement Agreement, dated February 14, 2002, among GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P., Snowlake Investment Pte Ltd and Syniverse Holdings, LLC.(1)

Exhibit 6	Amendment No. 1 to Limited Liability Company Agreement and Dissolution Agreement, dated February 9, 2005, among Syniverse Holdings, Inc., Syniverse Holdings, LLC and certain members of Syniverse Holdings, LLC.(2)

Exhibit 7	Registration Agreement, dated as of February 14, 2002, among Syniverse Holdings, LLC and each of its members.(1)

Exhibit 8	Amendment No. 1 to the Stock Purchase Agreement, dated February 9, 2005, among Syniverse Holdings, Inc., Syniverse Holdings, LLC, GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Capital Partners, L.P. and GTCR Co-Invest, L.P.(2)

Exhibit 9	Second Amended and Restated Certificate of Incorporation of Syniverse Holdings, Inc., dated February 9, 2005.(3)

Exhibit 10	Underwriting Agreement, dated November 1, 2007, by and among Syniverse Holdings, Inc., Syniverse Technologies, Inc., Deutsche Bank Securities Inc. and Lehman Brothers Inc., as representatives to the underwriters named therein, GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P. and the other selling stockholders named therein. Previously filed with the Reporting Persons’ Schedule 13D/A filed on November 14, 2007.*

*	Previously filed.
(1)	Incorporated by reference to Syniverse Holdings, Inc.’s Registration Statement on Form S-4 (Registration No. 333-88168).
(2)	Incorporated by reference to Syniverse Holdings, LLC and Syniverse Technologies, Inc.’s Current Report on Form 8-K dated February 7, 2005 (File No. 333-88168-1).
(3)	Incorporated by reference to Syniverse Holdings, Inc.’s Registration Statement on Form S-1 (Registration No. 333-120444).

SCHEDULE A

The following table sets forth the names and principal occupations of the executive officers and members of GTCR Golder Rauner, L.L.C. Each such person is a citizen of the United States. Unless otherwise specified, the business address of each person listed below is 6100 Sears Tower, Chicago, IL 60606.

Name	Principal Occupation
Craig A. Bondy	Principal and Member
Philip M. Canfield	Principal and Member
David A. Donnini	Principal and Member
Barry R. Dunn	Principal and Member
Vincent J. Hemmer	Principal and Member
David S. Katz	Principal and Member
Constantine S. Mihas	Principal and Member
Joseph P. Nolan	Principal and Member
Bruce V. Rauner	Principal and Member
Collin E. Roche	Principal and Member
Anna May Trala	Chief Financial Officer

EXHIBIT 1

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Date: March 11, 2008

GTCR FUND VII, L.P.

By:	GTCR Partners VII, L.P.
Its:	General Partner

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Jody S. Gale
Name:	Jody S. Gale
Its:	Attorney-in-Fact

GTCR FUND VII/A, L.P.

By:	GTCR Partners VII, L.P.
Its:	General Partner

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Jody S. Gale
Name:	Jody S. Gale
Its:	Attorney-in-Fact

GTCR CO-INVEST, L.P.

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Jody S. Gale
Name:	Jody S. Gale
Its:	Attorney-in-Fact

GTCR CAPITAL PARTNERS, L.P.

By:	GTCR Mezzanine Partners, L.P.
Its:	General Partner

By:	GTCR Partners VI, L.P.
Its:	General Partner

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Jody S. Gale
Name:	Jody S. Gale
Its:	Attorney-in-Fact

GTCR MEZZANINE PARTNERS, L.P.

By:	GTCR Partners VI, L.P.
Its:	General Partner

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Jody S. Gale
Name:	Jody S. Gale
Its:	Attorney-in-Fact

GTCR PARTNERS VI, L.P.

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Jody S. Gale
Name:	Jody S. Gale
Its:	Attorney-in-Fact

GTCR PARTNERS VII, L.P.

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Jody S. Gale
Name:	Jody S. Gale
Its:	Attorney-in-Fact

GTCR GOLDER RAUNER, L.L.C.

By:	/s/ Jody S. Gale
Name:	Jody S. Gale
Its:	Attorney-in-Fact